Joseph R. Massaro
Chief Financial Officer and Senior Vice President

April 22, 2016

VIA EDGAR

Mr. Andrew Mew, Senior Assistant Chief Accountant
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Delphi Automotive PLC
Form 10-K for the Year Ended December 31, 2015
Filed February 8, 2016
Form 8-K furnished February 4, 2016
File No. 001-35346

Dear Mr. Mew:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filings of Delphi Automotive PLC (“Delphi”, the “Company”, “we” or “our”) made in your letter dated April 18, 2016. Set forth below are the Staff's comments in italics, followed in each case by the response of the Company.

Form 10-K for the year ended December 31, 2015

General

1.
You stated in your letter to us dated September 25, 2013 that non-U.S. distributors sold your products into Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria, whether through direct or indirect arrangements. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Company Response:

The Company had no sales or exports from the United States into Sudan or Syria in 2015, 2014, or 2013.
During the last three fiscal years, certain of the Company's non-U.S. affiliates sold items out of general inventory to non-affiliated, non-U.S. distributors located in the United Kingdom and Syria, who

5725 Delphi Drive, Troy, Michigan USA 48098
Tel: [1] 248.813.2000 E-mail: joseph.massaro@delphi.com

United States Securities and Exchange Commission
April 22, 2016

subsequently sold some of those items to non-affiliated retail, service or repair establishments in Sudan and Syria. These items included non-U.S. origin automotive aftermarket components and non-U.S. origin equipment for testing the performance of diesel and gasoline engines and their fuel injection components. These transactions were not prohibited under any U.S. export controls or sanctions laws as they did not involve U.S. persons or entities (no approval, facilitation or technical assistance was provided by any U.S. persons or entities), did not involve goods with ten percent or more U.S.-origin content and were not otherwise prohibited.
Delphi does not directly sell its products to any Sudanese or Syrian vehicle manufacturers. Delphi has no control over where its customers, who are vehicle manufacturers, may send vehicles that incorporate components sold to them by Delphi; however, we have no reason to believe that these customers are exporting Delphi products contrary to U.S. export laws and regulations.
Delphi has had no agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response:

No disclosure was deemed necessary in the Company's Annual Report on Form 10-K for the Year Ended December 31, 2015, as sales, either directly or indirectly, to customers in Sudan and Syria in 2015, 2014 and 2013 were immaterial both quantitatively and qualitatively. Delphi believes that the value of its sales to non-affiliated, non-U.S. distributors in these countries does not constitute a material investment risk to its security holders. Delphi sales made to non-U.S. distributors of items that were subsequently resold in Sudan and Syria totaled approximately $1 million in 2015, $5 million in 2014 and $3 million in 2013, or significantly less than one-tenth of one percent of Delphi's total net sales in each of the last three fiscal years. Additionally, there have been no such sales during the Company's 2016 interim reporting period (through March 31, 2016). We believe the revenue from these activities related to Sudan and Syria as a percentage of the Company's total net sales is well below quantitative materiality thresholds.
The Company does not have any subsidiaries, offices, facilities, employees or other assets in Sudan or Syria. Delphi maintains policies, procedures, and training programs and has resources dedicated to help ensure that it is operating in full compliance with export control and economic sanctions laws and regulations. Delphi is aware that some U.S.-based pension funds and endowments, as well as other investors, have adopted, or are considering adopting, policies, or are subject to state laws that would require them to divest their ownership of securities of companies doing business with Sudan or Syria. However, we have not received any inquiries or questions from investors or analysts regarding our activities related to Sudan and Syria, nor have we received any communications from any of our stockholders questioning our activities or indicating that they are considering divestment initiatives.

United States Securities and Exchange Commission
April 22, 2016

Accordingly, Delphi believes that its de minimus activities related to Sudan and Syria were neither qualitatively nor quantitatively material to the Company, its financial condition or its results of operations.

Item 6. Selected Financial Data, page 30

3.
We note that on page 30 you present the non-GAAP financial measures adjusted operating income and adjusted operating income margin. We also note your disclosure that management utilizes adjusted operating income to evaluate performance and as the key performance measure of segment income or loss and for planning and forecasting purposes, and you believe this measure is most reflective of the operational profitability or loss of your operating segments. In light of the fact that you present this non-GAAP measure on a consolidated basis, as well as on a segment basis, please tell us, and revise to disclose the reasons why you believe this measure, provides useful information to investors.

Company Response:

The Company acknowledges the Staff’s comment and intends to expand its disclosure in future annual filings on Form 10-K to address why the Company believes that this measure, when presented on a consolidated basis, provides useful information to investors, as follows (changes have been marked to Footnote (3) of Item 6 within the Annual Report on Form 10-K for the Year Ended December 31, 2015):
"~~Our management utilizes~~ Adjusted Operating Income represents net income before interest expense, other income (expense), net, income tax expense, equity income (loss), net of tax, income (loss) from discontinued operations, net of tax, restructuring, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), asset impairments and gains (losses) on business divestitures. Adjusted Operating Income is presented as a supplemental measure of the Company's financial performance which management believes is useful to investors in assessing the Company’s ongoing financial performance that, when reconciled to the corresponding U.S. GAAP measure, provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s core operating performance and which may obscure underlying business results and trends.~~(“Adjusted Operating Income”)~~ Our management utilizes Adjusted Operating Income in its financial decision making process, to evaluate performance of the Company and for internal reporting, planning and forecasting purposes. Management also utilizes Adjusted Operating Income as the key performance measure of segment income or loss and for planning and forecasting purposes to allocate resources to our segments, as management also believes this measure is most reflective of the operational profitability or loss of ~~Delphi's~~ our operating segments. Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Delphi, which is the most directly comparable financial measure to Adjusted Operating Income that is in accordance with U.S. GAAP. Adjusted Operating Income, as determined and measured by Delphi, should also not be compared to similarly titled measures reported by other companies.”

Note 13. Commitments and Contingencies, page 99

4.
We note several cases disclosed in Note 13 where you indicate that a loss is not probable, or, that a loss beyond what is reserved is not probable, therefore no reserve has been made. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or

United States Securities and Exchange Commission
April 22, 2016

state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and tell us that you will revise your disclosures in future filings, as applicable.

Company Response:

The Company confirms its compliance with the requirements of ASC 450-20-50-4. Specifically, with respect to each legal contingency disclosed in Note 13 to the Annual Report on Form 10-K for the Year Ended December 31, 2015, the Company notes the following:

GM Ignition Switch Recall
The Company considered the probability of loss from this contingency to be remote, and therefore concluded the disclosures required by ASC 450-20-50-4(b) were not necessary with respect to this matter.

Unsecured Creditors Litigation
The Company considered there to be a reasonable possibility of loss from this contingency. Pursuant to ASC 450-20-25-2, no accrual was made for this matter as this contingency was not considered probable of loss. Therefore, in accordance with the requirements of ASC 450-20-50-3 and ASC 450-20-50-4, the Company disclosed in Note 13 of the Annual Report on Form 10-K the nature of the contingency, the fact that no reserve had been recorded and an estimate of the possible range of loss, which was a maximum of $300 million. In future filings, the Company will revise this disclosure to explicitly state that it considers the possible range of reasonably possible loss with respect to this matter to be from zero (the low end of the range) to $300 million (the high end of the range).

Brazil Matters
In accordance with the requirements of ASC 450-20-50-1, the Company disclosed in Note 13 of the Annual Report on Form 10-K the nature and amount of the accruals made pursuant to the provisions of ASC 450-20-25-2 for asserted legal claims made against the Company in Brazil, which constituted those amounts the Company believed were probable of loss and reasonably estimable. Additionally, in accordance with the requirements of ASC 450-20-50-3 and ASC 450-20-50-4, Delphi disclosed the total amount of all claims asserted against Delphi in Brazil, which were approximately $135 million, as the Company considered these matters to be reasonably possible of loss, and this amount represented the maximum estimate of the possible range of loss. In future filings, the Company will revise this disclosure to quantify and disclose that the incremental amount between the amounts accrued and the total of all claims asserted against Delphi (or, if applicable, the portion of the total claims asserted against Delphi that represents the high end of the range of reasonably possible loss) represents the Company's estimate of the reasonably possible loss in excess of the amount accrued with respect to these claims.

Form 8-K furnished February 4, 2016:

5.
We note that in the fourth quarter and full year 2015 highlights sections you disclose adjusted operating income and adjusted operating income margin, two non-GAAP financial measures, without disclosing the comparable financial measures calculated in accordance with GAAP. Please revise this section to present with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. See Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

United States Securities and Exchange Commission
April 22, 2016

Company Response:

The Company acknowledges the Staff's Comment and will revise this section in future earnings releases to present the most directly comparable financial measures calculated in accordance with U.S. GAAP with equal or greater prominence to any non-GAAP financial measures disclosed.

Delphi hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph R. Massaro

Joseph R. Massaro
Chief Financial Officer and Senior Vice President